Exhibit 99.7

Announcement

Cable & Wireless sells up to 66% of its stake in MobileOne

Cable & Wireless today (26 November 2002) announced that, as part of the Initial Public Offering of MobileOne Ltd (“M1”), Great Eastern Telecommunications Limited (“GET”), a Cable & Wireless subsidiary company (owned 51% by Cable & Wireless and 49% by PCCW-HKT Limited), has signed underwriting agreements with ABN AMRO Rothschild and UBS Warburg for between 57% and 66% of GET’s 30% holding in M1 (the final amount depending upon the exercise, by the underwriters, of an over allotment option). The proceeds of sale for GET will, before expenses, be between Singapore$ 237 million and Singapore$ 273 million. Completion of the IPO is expected to take place on 4 December 2002, with an exercise of the over-allotment option up to one month later. Completion is subject to a number of standard conditions including absence of material adverse market events.

M1 is the second largest provider of mobile voice and data communications services in Singapore with over one million customers. The profits attributable to the net assets that are the subject of the transaction are between Singapore$ 22 million and Singapore$ 26 million (figures derived from M1’s audited accounts for the year ended 31 December 2001).

Post completion, GET will be left with a holding of between 10% and 13% of M1. This residual holding of GET, as well as those of the other existing shareholders (SPH Multimedia Private Limited and Keppel Telecoms Pte Ltd), will be subject to a lock-up of 12 months during which period it may only sell with the consent of UBS Warburg and ABN AMRO Rothschild unless such sale is of the entire residual stake of all existing shareholders to a single purchaser.

This transaction is part of the continuation of Cable & Wireless’ strategic disposal of non-core assets.

Ends

Contact details
Investor Relations:
Louise Breen +44 (0)20 7315 4460
Caroline Stewart +44 (0)20 7315 6225

Media:
Susan Cottam +44 (0)20 7315 4410
Peter Eustace +44 (0) 7315 4495

The information contained herein does not constitute an offer of shares for sale in the United States. The shares in MobileOne Ltd may not be offered or sold in the United States unless they are registered under applicable law or exempt from registration. The shares have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered or sold, subject to limited exceptions, directly or indirectly into the United States.

Stabilisation: FSA

Cable & Wireless plc Group Investor Relations     124 Theobalds Road     London WC1X 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379      www.cw.com